[Family Dollar Logo]

January 18, 2013

Mr. Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Family Dollar Stores, Inc.

Form 10-K for the Fiscal Year Ended August 25, 2012

Filed October 19, 2012

File No. 1-6807

Dear Mr. Mew:

Set forth below are the responses on behalf of Family Dollar Stores, Inc. (the “Company”) to the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission dated December 14, 2012 (the “Comment Letter”), regarding the Company’s Form 10-K for the fiscal year ended August 25, 2012, filed October 19, 2012 (the “Form 10-K”), referenced above. Following this introductory section is a specific response to each of the Staff’s five numbered comments, with the Staff’s comments in italics preceding each related response.

The Company places a high priority on providing clear and useful disclosures to the readers of its SEC filings, and always welcomes the opportunity to review its practices in an effort to improve its disclosures. Should the Staff, after review and consideration of the responses below, have further questions or comments, the Company would welcome direct dialogue and collaboration to discuss suggestions for future filings.

Form 10-K for the fiscal year ended August 25, 2012

Item 6. Selected Financial Data, page 22

1.	Please revise future filings to provide Exhibit 12 showing your computation of comparable store sales growth for each period a ratio is presented. See Item 601 of Regulation S-K.

COMPANY RESPONSE:

The Company believes comparable store sales growth is not a ratio, and therefore it is not encompassed by Item 601(b)(12) of Regulation S-K. Comparable store sales growth is a metric unique to the retail industry used to evaluate sales performance. It represents the change in sales attributable to stores that are comparable in the current and prior period. Comparable store sales growth is a portion of the total sales change. In the Form 10-K, the Company presents the metric of comparable store sales growth and defines its computation of that metric (see footnote 2 of Selected Financial Data on page 22 of the Form 10-K).

Based on the Company’s research, industry practice has clearly interpreted Item 601(b)(12) of Regulation S-K to not encompass the metric of comparable store sales growth. The Company is not aware of any filers within the Standard Industrial Classifications 5200-5999 (Retail – Trade) that have filed an Exhibit 12 disclosing a computation of comparable store sales growth. A large number of those filers do disclose comparable store sales growth in their Form 10-K filings, however.

In future filings, to clarify the nature of this metric, the Company will modify the explanatory note (footnote 2 on page 22 of Form 10-K), to read substantially as follows: “Comparable store sales growth describes the change in net sales in any period for stores that are considered comparable to the prior period. Comparable store sales include net sales at stores that have been open more than 13 months. A store becomes comparable the first calendar week it has sales after 13 months of being opened. Stores that have been renovated, relocated, or expanded are included in the comparable store sales calculation to the extent they had sales during comparable weeks in each year.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 27

Fee Development Program, page 28

2.	Please explain to us in more detail how the Fee Development Program functions beginning with identification of a store site through your occupancy of the store. In this regard, we note you use your investment grade credit rating to achieve a lower “all-in cost.” Please tell us and revise to clarify if you in fact provide the funding for construction of the stores. Further, tell us how the use of sale-leaseback transactions as a source of capital will provide additional liquidity for the Fee Development Program and how this arrangement results in a lower all-in cost as compared to construction costs funded by developers. We may have further comment.

COMPANY RESPONSE:

Under the Company’s previous model for opening newly constructed stores, once a viable store site was located, a developer would acquire the land and construct a store. Store construction was funded by the developer through construction loans. Upon completion of the construction, the store would be leased to the Company. The total construction cost of the store, and ultimate lease cost to the Company, would be impacted by the developer’s construction and financing costs.

The “Fee Development Program” is an informal name the Company has given to a newly-established sequence of transactions for the development of stand-alone stores. Under the Fee Development Program, once a viable store site is located, the Company acquires the land and funds the construction with its own capital and pays the developer a fee for its work on the project. This program results in a lower total construction cost of the store because the Company’s weighted average borrowing rate, based on its investment grade credit rating, is lower than interest rates on construction loans its developers could obtain. Under this program, the Company owns the store throughout the construction phase and upon completion of construction.

As the Company’s real estate strategy is to not own store locations, the Company has used, and intends to continue to use, sale-leaseback transactions to sell the stores it owns as a result of the Fee Development Program and concurrently lease them back. By completing sale-leaseback transactions, the Company monetizes the value of the stores it sells. The Company then intends to re-invest the proceeds into the Fee Development Program to construct more stores.

In future filings, the Company will provide more disclosure as described above to more clearly describe the Fee Development Program and its interrelationship with sale-leaseback transactions as a source of capital to continue to fund store construction.

Other Considerations, page 29

3.	We note capital expenditures of $603.3 million for the year ended August 25, 2012 and the change in property and equipment from last year of approximately $339.2 million per your table in footnote 4 to the financial statements. Please tell us and expand the disclosure to clarify the changes in property and equipment and the line items impacted on the face of your financial statements.

COMPANY RESPONSE:

The increase in gross property and equipment of $339.2 million referenced above was significantly lower than capital expenditures as the Company sold a substantial amount of owned store locations in sale-leaseback transactions completed during the fiscal year. The sale-leaseback transactions were an integral part of the Company’s Fee Development Program.

The Consolidated Balance Sheets and footnote 4 disclose the beginning balance of property and equipment, net of depreciation, of $1,280.6 million as of August 27, 2011 and the ending balance of $1,496.4 million as of August 25, 2012, a change of $215.8 million. The $339.2 million change referenced in your comment represents the change in gross property and equipment, excluding land, and prior to accumulated depreciation. The Company believes it is more appropriate to evaluate the financial statements using the change in property and equipment, net of depreciation. All components of the $215.8 million change are clearly disclosed in the financial statements as detailed in the balance roll-forward below with the reference to where the item is disclosed. The Company does not believe any additional disclosure is required.

(in millions)
Property and equipment, net as of August 27, 2011	$1,280.6	(1)
Capital expenditures	603.3	(2)
Net proceeds from sale-leaseback	(359.7	) (2),(4)
Depreciation	(204.5	) (3)
Deferred gain on sale-leaseback transaction	171.6	(4)
Change in property and equipment in accounts payable	18.4	(5)
Loss on disposition of property and equipment, including impairment	(11.4	) (2)
Proceeds from disposition of property and equipment	(1.9	) (2)

Property and equipment, net as of August 25, 2012	$1,496.4	(1)

(1)	Disclosed on Consolidated Balance Sheets and footnote 4
(2)	Disclosed on Consolidated Statements of Cash Flows
(3)	Disclosed in footnote 4
(4)	Disclosed in footnote 6
(5)	Beginning and ending balances disclosed on Consolidated Statements of Cash Flows, the change represents capital expenditures for which no cash outlay has occurred as of the balance sheet date

In future filings, to provide more clarity to the change in gross property and equipment, the Company will add disclosures to footnote 4 to the Financial Statements and in Management’s Discussion and Analysis to read substantially as follows: “The increase in gross property and equipment, before depreciation, is not commensurate with capital expenditures due to the significant amount of assets sold during the year under sale-leaseback transactions.”

Note 1. Description of Business and Summary of Significant Accounting Policies, page 41

Treasury share retirement, page 44

4.	Please revise to clearly state the method used to account for the retirement of repurchased shares. Further, please clarify how you determine the amounts in allocating the excess of the repurchase price over the par value of shares acquired to both Retained Earnings and Capital in Excess of Par. Please include in your response for us an illustration of how the relevant amounts were determined for the 29,400,000 shares retired. See FASB ASC 505-30-30-8.

COMPANY RESPONSE:

FASB ASC 505-30-30-8 states that when a corporation’s stock is retired, an excess of repurchase price over par may be allocated between additional paid in capital and retained earnings, with certain limitations.

The Company’s method used to retire the repurchased shares was consistent with this guidance and disclosed in the first footnote to the Consolidated Financial Statements in Form 10-K. The amount the Company allocated to Capital in Excess of Par was determined by dividing the number of shares to be retired by the number of shares issued and outstanding as of the retirement date. This computation is consistent with the telephonic conversation the Company had with the Staff on March 2, 2012 to discuss the Company’s retirement of treasury shares.

The schedule below illustrates how the relevant amounts allocated to Retained Earnings and Capital in Excess of Par were determined.

(in thousands, except share amounts)
Total value of shares retired*	$1,150,382	(1)
Par value of shares retired*	$2,940	(2)
Amount in excess of par of shares retired	$1,147,442	(3)

Total number of shares retired	29,400,000
Total common shares issued as of retirement date	148,366,423
Percent of common shares retired	19.8%	(4)
Capital in Excess of Par as of retirement date	$303,491

Amount allocated to Capital in Excess of Par*	$60,139	(5)
Amount allocated to Retained Earnings*	$1,087,303	(6)

(1)	Calculated as total number of shares retired multiplied by the average cost of treasury shares at the retirement date (approximately $39.13 per share)
(2)	Calculated as total number of shares retired multiplied by the par value of common shares ($.10 per share)
(3)	Calculated as total value of shares retired less par value of those shares
(4)	Calculated as total number of shares retired divided by total common shares issued as of the retirement date
(5)	Calculated as the percent of common shares retired multiplied by Capital in Excess of Par as of the retirement date
(6)	Calculated as the amount in excess of par of shares retired less the amount allocated to Capital in Excess of Par
*	Amounts disclosed in Consolidated Statements of Shareholders’ Equity

In future filings, the Company will clarify the disclosure explaining the method of allocation to read substantially as follows: “The portion allocated to Capital in Excess of Par is determined by applying a percentage, determined by dividing the number of shares to be retired by the number of shares issued and outstanding as of the retirement date, to the balance of Capital in Excess of Par as of the retirement date.” This disclosure will be added to the first footnote to the Consolidated Financial Statements.

Note 12. Stock-Based Compensation, page 55

5.	We note your disclosure explaining that the adjustments of the performance share rights outstanding represent the performance adjustment for shares vested. Please explain to us and revise your disclosure to clarify what the performance adjustment represents and how it is determined.

COMPANY RESPONSE:

The Company grants performance share rights to certain Team Members on an annual basis and in connection with employment or promotion. Performance share rights give Team Members the right to receive shares of the Company’s common stock at a future date based on the Company’s performance relative to a peer group. Performance is measured based on two pre-tax metrics: Return on Equity and Income Growth. The Leadership Development and Compensation Committee of the Board of Directors of the Company establishes the peer group and performance metrics. The performance share rights vest at the end of the performance period (generally three years) and the shares are issued shortly thereafter.

Shares are initially granted to employees assuming a 100% payout of the award initially granted, but the actual number of shares issued can range from 0% to 200% of the employee’s target award depending on the Company’s performance relative to the peer group, as described above. The performance adjustment included in the Performance Share Rights table represents the additional shares issued to employees whose performance share rights vested in fiscal 2012 in excess of the 100% performance target.

In future filings, the Company will provide additional disclosure as discussed above to more clearly describe the performance adjustment.

In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if I can be of any further assistance, please do not hesitate to contact me directly at (704) 814-3354 or (704) 708-1985. On behalf of the Company, I thank you for your consideration of our responses.

Sincerely,

/s/ Mary A. Winston

Mary A. Winston
Executive Vice President and Chief Financial Officer

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